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MONTHLY INSIGHT

At September 30, 2005

THE CHINA FUND, INC. (CHN)



IN BRIEF

Net asset value per share	US$ 24.90
Market price	US$ 25.96
Premium/(discount)	4.26%
Fund size	US$358.2m

Source: State Street Corporation

At Septembere 30, 2005   US$ returns

	China Fund NAV %	MSCI Golden Dragon* %
One month	0.7	2.8
Year to date	2.8	7.4
One year	6.4	19.1
Three years %pa	27.0	23.5

Past performance is not a guide to future returns.

Source: State Street Corporation. NAV-NAV performance.

---

*   Source for index data: MSCI.

MANAGER'S COMMENTARY

In a sinister coincidence, Disneyland opened in Hong Kong just as China Construction Bank, the first of the four huge, state-directed banks to attempt an Initial Public Offering (IPO), started its roadshow. The parallel might not be immediately apparent, but consider this: just as visitors are expected to suspend disbelief and accept that the poor employee sweating under layers of velour in the South China sun is Mickey Mouse, so investors are being asked to believe that a vast, weakly-controlled bank, run by and for the state, will suddenly start acting like a company with minority interests close to its heart. Just as, if you wish to retain the illusion, you do not look under Mickey's costume, so with the Construction Bank investors had better not enquire too deeply into 'special-mention loans' (not 'non-performing loans', you understand). The Fund will not be participating in China Construction Bank's IPO (which has a value of over US$6 billion), which seems to offer investors exposure to the weakest part of the Chinese economy just ahead of the deregulation of the banking industry (expected in 2007).

Back in the real world, the delayed meeting between presidents Hu Jintao and George Bush did not reach any settlement on the question of textile exports or of any other important issues. Domestically, there were signs that the government will be quick to ease monetary policy should the economy appear to be slowing too quickly; although the latest Consumer Price Index (CPI) number was low (1.3% in August), the high weighting to food means that this probably understates reality, just as it exaggerated it in mid-2004. The government has not yet summoned up the courage to increase gasoline and diesel prices, but, under the assumption that they will do so once the harvest is complete. The Fund invested in the refiner Zhenhai, whose profits have been squeezed by rising crude costs and product price controls.

Slowing imports mean that China's trade surplus swelled further (US$29 billion in July alone). But signs that the government will ease policy promptly should the economy slow too fast heartened domestic property stocks.

China's stock markets were generally soft, underperforming the rest of the region as attention focused on Japan's nascent recovery, although they ended the month on a stronger note. The A-share market fell back, but a liquidity-driven rally looks likely given the build up in domestic liquidity and good progress in resolving the non-tradable share problem.

Chris Ruffle, Martin Currie Inc

INVESTMENT STRATEGY

The Fund is 83.8% invested with holdings in 66 companies, of which three are unlisted. The high cash balance reflects money raised in the rights issue that is destined to be invested in the A-share market. We expect most of this cash to be invested during October.

The main purchase in September was China Power International, as we judged it time to shift into electric utilities, which should benefit from rising electricity rates and declining coal costs.

The portfolio's investments announced mixed interim results. There was good news from retailers Li Ning and Ports Design, from freight-handler Sinotrans, from monitor maker TPV and from Hengan (paper products). There was less good news from Shanghai Semiconductor, where growth appears to have been below our expectations during the third quarter. We took losses on the stock ahead of our financial year-end to offset large crystallised capital gains. But, we believe that the recovery at Shanghai Semiconductor has been delayed rather than cancelled, and we may return to the stock later in the year. Second quarter numbers from online games leader The9 were also below forecast, as promotional costs were capitalised, but we have hopes that numbers for the third quarter will be strong.

Chris Ruffle, Martin Currie Inc

DIRECT INVESTMENT MANAGER'S COMMENTARY

The State Administration of Foreign Exchange has circulated its proposals for clarifying the regulations that govern the offshore listing of People's Republic of China (PRC) companies. The regulations, which were introduced earlier this year, had effectively frozen the private equity market. It is expected that the new procedures will remove uncertainty, and allow the backlog of approvals to be cleared. So, we expect to see a substantial number of private equity deals in the coming months.

KOH Kuek Chiang, Asian Direct Capital Management

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FUND DETAILS

Market cap	US$372.8m
Shares outstanding	14,388,287
Exchange listed	NYSE
Listing date	July 10, 1992
Investment adviser	Martin Currie Inc
Direct investment manager	Asian Direct Capital Management

Source: State Street Corporation.

SECTOR ALLOCATION

	The China Fund, Inc	MSCI Golden Dragon
Information technology	15.2%	25.3%
Industrials	13.1%	11.8%
Consumer discretionary	10.9%	6.5%
Financials	8.0%	28.5%
Utilities	6.9%	5.5%
Telecommunications	6.2%	8.6%
Materials	6.1%	6.3%
Consumer staples	5.7%	0.9%
A' share access product	5.3%	—
Healthcare	4.9%	—
Energy	1.5%	6.6%
Other assets & liabilities	16.2%	—
Total	**100.0%**	**100.0%**

Source: State Street Corporation. Source for index data: MSCI

ASSET ALLOCATION



Hong Kong	38.2%
Hong Kong 'H' shares	9.7%
Taiwan	20.9%
Singapore	1.3%
Shenzhen 'B' shares	1.3%
United States	2.9%
A' share access product	5.3%
Direct	4.2%
Other assets & liabilities	16.2%

Source: State Street Corporation

PERFORMANCE   (US$ RETURNS)

	NAV %	Market price %
One month	0.7	3.0
Year to date	2.8	-20.7
Three years %pa	27.0	38.0

Past performance is not a guide to future returns.

Source: State Street Corporation

DIRECT INVESTMENTS (4.2%)

CDW Holdings Ltd	Information technology	2.4%
Captive Finance	Financials	0.9%
Global e Business	Information technology	0.8%
teco Optronics	Information technology	0.1%

15 LARGEST LISTED INVESTMENTS (35.1%)

Chaoda Modern Agriculture	Consumer staples	3.6%
China Netcom	Telecommunications	3.1%
Cathay Financial	Financials	2.8%
Xinao Gas	Utilities	2.5%
China Life Insurance	Financials	2.5%
Anhui Expressway	Utilities	2.3%
Zijin Mining	Materials	2.2%
Shenzhen Expressway	Utilities	2.1%
Solomon Systech	Information technology	2.1%
TPV Technology	Industrials	2.1%
Merry Electronics	Consumer discretionary	2.1%
Synnex Technologies	Consumer discretionary	2.0%
Tripod Technology	Information technology	2.0%
Li Ning	Consumer staples	1.9%
Global Bio-Chem Technology	Healthcare	1.8%

Source: State Street Corporation

FUND PERFORMANCE (BASED ON NET ASSET VALUE)   (US$ RETURNS)

	One month %	Three months %	Calendar year to date %	One year %	Three years % pa	Five years % pa	Since launch % pa
The China Fund, Inc.	**0.7**	**-2.4**	**2.8**	**6.4**	**27.0**	**18.1**	**7.8**
MSCI Golden Dragon	2.8	3.9	7.4	19.1	23.5	2.7	n/a
Hang Seng Chinese Enterprise	3.3	7.8	10.5	13.0	40.6	21.6	n/a

Past performance is not a guide to future returns.

Source: State Street Corporation. Launch date July 10, 1992. Three year, five year and since launch returns are all annualized.

Source for index data: MSCI for the MSCI Golden Dragon and Copyright 2005 Bloomberg LP for the Hang Seng Chinese Enterprise.

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PERFORMANCE IN PERSPECTIVE



Past performance is not a guide to future returns.

Source: Martin Currie Inc as of September 30, 2005.

THE CHINA FUND INC. PREMIUM/DISCOUNT



Past performance is not a guide to future returns.

Source: Martin Currie Inc as of September 30, 2005.

DIVIDEND HISTORY CHART



	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
Total	**0.91**	**0.61**	**0.09**	**0.08**	**0.50**	**0.08**	**0.11**	**0.00**	**0.13**	**0.21**	**1.78**	**3.57**
Income	0.09	0.01	0.09	0.08	0.50	0.08	0.11	0.00	0.13	0.06	0.07	0.20
Long term capital	0.04	0.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.67	3.27
Short term capital	0.79	0.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.15	1.04	0.10

Past performance is not a guide to future returns.

Source: State Street Corporation.

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THE PORTFOLIO — IN FULL

AT SEPTEMBER 30, 2005

Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
Hong Kong					**38.2%**
Chaoda Modern Agriculture	682 HK	HK$3.0	34,089,900	12,964,529	3.6%
China Netcom	906 HK	HK$13.4	6,435,500	11,075,735	3.1%
Xinao Gas	2688 HK	HK$6.1	11,560,000	9,090,687	2.5%
China Life Insurance	2628 HK	HK$6.0	11,397,000	8,815,578	2.5%
Zijin Mining	2899 HK	HK$2.5	24,800,000	7,832,975	2.2%
Solomon Systech	2878 HK	HK$2.8	20,698,000	7,471,287	2.1%
TPV Technology	903 HK	HK$5.6	9,968,000	7,453,239	2.1%
Li Ning	2331 HK	HK$4.6	11,400,000	6,760,389	1.9%
Global Bio-Chem Technology	809 HK	HK$3.6	14,492,000	6,585,617	1.8%
Ports Design	589 HK	HK$8.8	4,721,500	5,356,384	1.5%
Golden Meditech	8180 HK	HK$1.4	27,900,000	5,107,420	1.5%
Semiconductor Manufacturing	981 HK	HK$1.4	27,956,000	4,901,431	1.4%
Comba Telecom Systems	2342 HK	HK$2.2	16,118,000	4,571,333	1.3%
China Fire Safety	8201 HK	HK$0.6	50,380,000	4,091,737	1.1%
China Shineway Pharmaceutical	2877 HK	HK$3.4	7,615,000	3,313,238	0.9%
Fountain Set	420 HK	HK$3.8	6,714,000	3,267,438	0.9%
FU JI Food & Catering	1175 HK	HK$8.8	2,844,000	3,226,423	0.9%
Digital China	861 HK	HK$2.3	10,692,000	3,101,348	0.8%
TCL Multimedia Technology	1070 HK	HK$1.4	15,988,000	2,968,012	0.8%
China Travel	308 HK	HK$2.1	10,000,000	2,707,250	0.8%
Natural Beauty Bio-Technology	157 HK	HK$0.6	32,780,000	2,662,309	0.7%
Shangri-La Asia	0069 HK	HK$12.6	1,568,000	2,536,873	0.7%
Asia Aluminium	930 HK	HK$0.8	23,250,000	2,427,823	0.7%
Ocean Grand Chemicals	2882 HK	HK$1.0	17,379,000	2,240,442	0.6%
China Rare Earth	769 HK	HK$0.7	15,254,000	1,415,876	0.4%
Beiren Printing Machinery	187 HK	HK$1.6	7,000,000	1,398,746	0.4%
Asia Zirconium	395 HK	HK$0.8	13,196,000	1,309,912	0.4%
Nanjing Dahe Outdoor Media	8243 HK	HK$0.2	37,500,000	1,049,059	0.3%
Sino Golf	361 HK	HK$0.7	9,459,000	865,790	0.2%
Arcontech	8097 HK	HK$0.1	18,386,000	237,026	0.1%
Hong Kong 'H' shares					**9.7%**
Anhui Expressway	995 HK	HK$4.5	13,938,000	8,130,702	2.3%
Shenzhen Expressway	548 HK	HK$2.7	21,494,000	7,550,797	2.1%
China Shenhua Energy	1088 HK	HK$9.1	4,536,500	5,321,956	1.5%
BYD	1211 HK	HK$12.4	3,225,000	5,176,165	1.4%
Sinotrans	598 HK	HK$2.7	12,835,000	4,550,274	1.3%
China Oilfield Services	2883 HK	HK$3.2	9,546,000	3,938,043	1.1%
Taiwan					**20.9%**
Cathay Financial	2882 TT	NT$61.9	5,438,000	10,143,352	2.8%
Merry Electronics	2439 TT	NT$81.0	3,012,016	7,351,804	2.1%
Synnex Technologies	2347 TT	NT$42.9	5,682,164	7,336,961	2.0%
Tripod Technology	3044 TT	NT$69.6	3,334,095	6,992,603	2.0%
Fubon Financial	2881 TT	NT$30.4	7,180,952	6,578,202	1.8%
Novatek Microelectronics	3034 TT	NT$145	1,144,000	4,998,569	1.4%
Radiant Opto-Electronics	6176 TT	NT$82.8	1,996,704	4,981,907	1.4%
Wintek	2384 TT	NT$53.4	2,908,209	4,679,705	1.3%
Taiwan Green Point	3007 TT	NT$94.5	1,286,777	3,664,264	1.0%
Powertech Technology	6239 TT	NT$94.7	1,193,000	3,404,412	0.9%
Cheng Shin Rubber	2105 TT	NT$27.1	4,129,481	3,366,002	0.9%
Yieh United Steel	9957 TT	NT$11.0	9,483,000	3,143,331	0.9%
Data Systems Consulting	2447 TT	NT$23.9	4,362,043	3,141,517	0.9%
Waffer Technology	6235 TT	NT$42.4	2,090,000	2,667,174	0.8%
Taiwan FamilyMart	5903 TT	NT$50.0	1,645,592	2,479,384	0.7%
Singapore					**1.3%**
Bio-Treat Technology	BIOT SP	SG$1.0	7,803,000	4,801,136	1.3%
Shenzhen 'B' shares					**1.3%**
China International Marine	200039 CH	HK$7.8	4,754,190	4,774,446	1.3%
United States					**2.9%**
ChungHwa Telecom	CHT US	US$ 18.5	260,914	4,829,518	1.3%
The9	NCTY US	US$ 18.9	184,861	3,492,024	1.0%
China Techfaith Wireless	CNFT US	US$ 9.5	197,700	1,868,265	0.5%
Chindex International	CHDX US	US$ 3.5	69,987	242,155	0.1%

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Sector	Company (BBG ticker)	Price	Holding	Value $	% of portfolio
A' share access products					**5.3%**
China Minsheng Banking		US$ 0.7	6,415,532	4,407,471	1.3%
Shenergy		US$ 0.7	5,940,000	4,348,080	1.2%
China United Telecommunication		US$ 0.3	12,700,000	4,000,500	1.1%
iShares Asia Trust-FTSE/Xinhua		HK$44.5	580,000	3,323,600	0.9%
China Petroleum & Chemical		US$ 0.5	5,539,000	2,824,890	0.8%
Direct					**4.2%**
CDW Holdings Ltd			60,000,000	8,652,566	2.4%
Captive Finance			2,000,000	3,045,000	0.9%
Global e Business			40,000	3,050,869	0.8%
teco Optronics			1,861,710	150,000	0.1%

Other assets & liabilities   **16.2%**

OBJECTIVE

The investment objective of the Fund is to achieve long term capital appreciation through investment in companies and other entities with significant assets, investments, production activities, trading or other business interests in China or which derive a significant part of their revenue from China.

The Board of Directors of the Fund has adopted an operating policy of the Fund, effective June 30, 2001, that the Fund will invest at least 80% of its assets in China companies. For this purpose, "China companies" are (i) companies for which the principal securities trading market is in China; (ii) companies for which the principal securities trading market is outside of China or in companies organized outside of China, that in both cases derive at least 50% of their revenues from goods or services sold or produced, or have a least 50% of their assets in China; and (iii) companies organized in China. Under the policy, China will mean the People's Republic of China, including Hong Kong, and Taiwan. The Fund will provide its stockholders with at least 60 days' prior notice of any change to the policy described above.

The fundamental policy, which applies to not less than 65% of the Fund's assets as set out in the Fund's prospectus dated July 10, 1992, remains in place. The fundamental policy is the same as the operating policy set out above, except that China only includes the People's Republic of China.

The Fund is subject to the Investment Companies Act of 1940 which limits the means in which it can access the 'A' share market. The Fund will continue to seek the most efficient way in which to increase its 'A' share exposure ensuring ongoing compliance with its legal and regulatory obligations.

CONTACTS

The China Fund, Inc.
c/o State Street Bank and Trust Company
225 Franklin Street
Boston, MA 02110
Tel: (1) 888 CHN-CALL (246 2255)
www.chinafundinc.com

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Important information: This document is issued and approved by Martin Currie Inc (MC Inc), as investment adviser of the listed equity portfolio of the China Fund Inc (the Fund). MC Inc is authorized and regulated by the Financial Services Authority (FSA) and incorporated under limited liability in New York, USA. Registered in Scotland (No BR2575), registered address Saltire Court, 20 Castle Terrace, Edinburgh, EH1 2ES. Information herein is believed to be reliable but has not been verified by MC Inc. MC Inc makes no representation or warranty and does not accept any responsibility in relation to such information or for opinion or conclusion which the reader may draw from the newsletter. It explicitly does not accept responsibility for the views and opinions expressed by Asia Direct Capital Management.

The Fund is classified as a 'non-diversified' investment company under the US Investment Company Act of 1940. It meets the criteria of a closed ended US mutual fund and its shares are listed on the New York Stock Exchange. MC Inc has been appointed investment adviser to the listed equity portfolio of the Fund. Asian Direct Capital Management is the direct investment manager to the Fund.

Investors are advised that they will not generally benefit from the rules and regulations of the United Kingdom Financial Services and Markets Act 2000 and the FSA for the protection of investors, nor benefit from the United Kingdom Financial Services Compensation Scheme, nor have access to the Financial Services Ombudsman in the event of a dispute. Investors will also have no rights of cancellation under the FSA's Conduct of Business Sourcebook of the United Kingdom.

This newsletter does not constitute an offer of shares. MC Inc, its ultimate and intermediate holding companies, subsidiaries, affiliates, clients, directors or staff may, at any time, have a position in the market referred to herein, and may buy or sell securities, currencies, or any other financial instruments in such markets. The information or opinion expressed in this newsletter should not be construed to be a recommendation to buy or sell the securities, commodities, currencies or financial instruments referred to herein.

The information provided in this report should not be considered a recommendation to purchase or sell any particular security. There is no assurance that any securities discussed herein will remain in an account's portfolio at the time you receive this report or that securities sold have not been repurchased.

It should not be assumed that any of the securities transactions or holdings discussed here were or will prove to be profitable, or that the investment recommendations or decisions we make in the future will be profitable or will equal the investment performance of the securities discussed herein.

Investing in the Fund involves certain considerations in addition to the risks normally associated with making investments in securities. The value of the shares issued by the Fund, and the income from them, may go down as well as up and there can be no assurance that upon sale, or otherwise, investors will receive back the amount originally invested. There can be no assurance that you will receive comparable performance returns, or that investments will reflect the performance of the stock examples contained in this document. Movements in foreign exchange rates may have a separate effect, unfavorable as well as favorable, on the gain or loss otherwise experienced on an investment. Past performance is not a guide to future returns. Accordingly, the Fund is only suitable for investment by investors who are able and willing to withstand the total loss of their investment. In particular, prospective investors should consider the following risks:

- The companies quoted on Greater Chinese stock exchanges are exposed to the risks of political, social and religious instability, expropriation of assets or nationalization, rapid rates of inflation, high interest rates, currency depreciation and fluctuations and changes in taxation, which may affect income and the value of investments.

- At present, the securities market and the regulatory framework for the securities industry in China is at an early stage of development. The CSRC is responsible for supervising the national securities markets and producing relevant regulations. The Investment Regulations, under which the Fund invests in the People's Republic of China ('PRC') and which regulate repatriation and currency conversion, are new. The Investment Regulations give CSRC and SAFE wide discretions and there is no precedent or certainty as to how these discretions might be exercised, either now or in the future. The Fund may, from time to time, obtain access to the securities markets in China via Access Products. Such products carry additional risk and may be less liquid than the underlying securities which they represent.

- During the past 15 years, the PRC government has been reforming the economic and political systems of the PRC, and these reforms are expected to continue, as evidenced by the recently announced changes. The fund's operations and financial results could be adversely affected by adjustments in the PRC's state plans, political, economic and social conditions, changes in the policies of the PRC government such as changes in laws and regulations (or the interpretation thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and the imposition of additional import restrictions.

- PRC's disclosure and regulatory standards are in many respects less stringent than standards in certain OECD countries, and there may be less publicly available or less reliable information about PRC companies than is regularly published by or about companies from OECD countries.

- The Shanghai Stock Exchange and Shenzhen Stock Exchange have lower trading volumes than most OECD exchanges and the market capitalisations of listed companies are small compared to those on more developed exchanges in developed markets. The listed equity securities of many companies in the PRC are accordingly materially less liquid, subject to greater dealing spreads and experience materially greater volatility than those of OECD countries. These factors could negatively affect the Fund's NAV.

- The Fund invests primarily in securities denominated in other currencies but its NAV will be quoted in US dollars. Accordingly, a change in the value of such securities against US dollars will result in a corresponding change in the US dollar NAV.

- The marketability of quoted shares may be limited due to foreign investment restrictions, wide dealing spreads, exchange controls, foreign ownership restrictions, the restricted opening of stock exchanges and a narrow range of investors. Trading volume may be lower than on more developed stockmarkets, and equities are less liquid. Volatility of prices can also be greater than in more developed stockmarkets. The infrastructure for clearing, settlement and registration on the primary and secondary markets may be underdeveloped. Under certain circumstances, there may be delays in settling transactions in some of the markets.

- The value of the fund's investment in any Quota will be affected by taxation levied against the relevant QFIIs or in respect of investments held in the relevant Quotas. The PRC taxation regime that will apply to QFIIs and investments made in or through QFII quotas is not clear. The Investment Regulations are new and do not currently expressly contemplate the treatment of QFIIs and investment made through QFII Quotas.

Martin Currie Inc, registered in Scotland (no BR2575)
Registered office: Saltire Court, 20 Castle Terrace, Edinburgh EH11 2ES Tel: (44) 131 229 5252 Fax: (44) 131 222 2532
www.martincurrie.com/china
North American office: 1350 Avenue of the Americas, Suite 3010, New York, NY 10019, USA Tel: 212 258 1900 Fax: 212 258 1919

Authorized and registered by the Financial Services Authority and incorporated with limited liability in New York, USA.